VEON Group Average and closing rates of functional currencies to USD Index Long Name ISO code 3Q25 3Q24 YoY 3Q25 3Q24 YoY Consolidated VEON Pakistan Rupee PKR 282.9 278.5 (1.6%) 281.4 277.8 (1.3%) Customers Ukraine Hryvnia UAH 41.5 41.1 (0.9%) 41.3 41.2 (0.4%) Pakistan Kazakhstan Tenge KZT 536.2 477.9 (12.2%) 548.8 479.2 (14.5%) Ukraine Bangladeshi Taka BDT 121.6 118.3 (2.7%) 121.6 119.5 (1.7%) Kazakhstan Uzbekistan Som UZS 12,503.7 12,650.0 1.2% 12,067.8 12,715 5.1% Bangladesh Kyrgyzstan Som KGS 87.4 84.9 (3.0%) 87.4 84.2 (3.8%) Uzbekistan Russian Ruble RUB 80.6 89.2 9.7% 82.9 92.7 10.6% Euro EUR 0.9 0.9 6.0% 0.9 0.9 5.1% Average rates Closing rates

VEON index page (in USD millions, unless stated otherwise, unaudited) Consolidated 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 884 916 945 953 942 1,026 1,038 998 1,026 1,086 1,115 3,482 3,850 3,755 3,698 4,004 Service revenue 856 887 918 915 903 987 1,000 956 980 1,033 1,056 3,355 3,690 3,621 3,576 3,846 Mobile data revenue 417 433 462 461 447 485 486 486 496 513 515 1,374 1,680 1,763 1,773 1,904 EBITDA 385 415 444 367 386 459 438 408 439 520 524 1,625 1,840 1,747 1,612 1,691 EBITDA margin (%) 43.6% 45.3% 47.0% 38.5% 41.0% 44.7% 42.2% 40.9% 42.8% 47.8% 47.0% 46.7% 47.8% 46.5% 43.6% 42.2% EBIT (Operating profit) 205 242 259 223 201 278 402 230 239 819 59 855 1,751 1,163 929 1,110 Profit/(Loss) before tax 36 188 184 152 119 141 295 148 130 682 (83) 405 1,192 801 559 704 Net income/(loss) attributavle to VEON shareholders 342 251 448 (3,569) 57 68 209 81 99 596 (131) (349) 674 (162) (2,528) 414 CAPEX 90 171 131 258 124 181 198 322 135 231 223 1,785 808 826 651 826 LTM CAPEX / LTM Total revenue 20.2% 19.6% 17.8% 17.6% 18.2% 18.0% 19.2% 20.6% 20.4% 21.4% 21.6% 24.5% 21.0% 22.0% 17.6% 20.6% Unlevered Free Cash Flow* 187 182 235 243 194 174 221 236 236 275 495 - 760 784 846 826 Equity Free Cash Flow after lease payments and licenses** (27) (47) 118 68 58 (41) 43 64 142 75 303 - 57 (115) 112 124 *Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * EFCF definition now includes proceeds from sale of business and Share issuance ** EFCF definition now includes proceeds from sale of business and Share issuance

VEON index page (in millions) Mobile customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Pakistan 73.7 71.2 70.5 70.6 71.7 71.4 71.6 71.5 73.4 73.9 72.7 66.4 72.6 73.7 70.6 71.5 Bangladesh 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.8 35.0 34.8 34.7 33.2 35.1 37.6 40.4 35.8 Ukraine 24.3 24.1 24.1 23.9 23.9 23.4 23.3 23.0 22.7 22.4 22.5 25.9 26.2 24.8 23.9 23.0 Uzbekistan 8.4 8.6 8.7 8.4 8.2 8.1 8.2 8.3 8.2 7.9 7.7 6.8 7.1 8.4 8.4 8.3 Kazakhstan 10.6 10.8 11.0 11.1 11.2 11.4 11.6 11.6 11.6 11.7 11.9 9.5 9.9 10.6 11.1 11.6 Other 2.0 1.9 1.9 1.9 1.8 1.8 1.7 1.7 1.6 1.6 - 3.3 3.3 1.9 1.9 1.7 Total 157.7 155.8 156.1 156.2 157.8 157.4 154.2 152.0 152.4 152.3 149.5 145.1 154.1 156.9 156.2 152.0 Fixed-line customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Pakistan - - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - - Ukraine 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.1 1.2 1.2 1.2 1.1 Uzbekistan - - - - - - - - - - - - - - - - Kazakhstan 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.5 0.6 0.6 0.7 0.7 Other - - - - - - - - - - - 0.0 0.0 - - - Total 1.8 1.8 1.8 0.7 1.8 1.8 1.8 1.9 1.9 1.9 1.9 1.6 1.8 1.8 1.8 1.9

Pakistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 269 271 279 299 321 347 359 356 386 395 405 1,233 1,408 1,285 1,119 1,382 Service revenue 250 252 263 275 291 318 332 327 353 361 375 1,134 1,285 1,190 1,041 1,269 EBITDA 122 128 124 129 143 158 149 134 162 164 186 612 643 654 502 584 EBITDA margin (%) 55.4% 58.9% 56.4% 56.7% 44.6% 45.5% 41.4% 37.8% 42.0% 41.6% 45.9% 49.7% 45.7% 50.9% 44.9% 42.3% EBIT (Operating profit) 66 78 74 77 90 103 93 78 104 175 102 397 374 395 295 363 CAPEX 14 36 23 57 19 52 48 74 34 57 44 249 318 257 130 194 MOBILE Total revenue 219 218 219 227 234 248 252 256 268 274 282 1,233 1,408 1,121 883 991 Service revenue 219 218 219 227 234 248 252 256 268 274 282 1,134 1,285 1,088 883 991 Data revenue 109.5 107.4 110.6 119.7 126.1 134.5 136.4 138.6 149.6 155.5 164.6 426 534 518 447 536 Customers (mln) 73.7 71.2 70.5 70.6 71.7 71.4 71.6 71.5 73.4 73.9 72.7 66.4 72.6 73.7 70.6 71.5 ARPU (USD)* 1.0 1.1 1.1 1.2 1.3 1.4 1.4 1.4 1.5 1.5 1.6 n.a. n.a. n.a. n.a. n.a. MOU (min) 231 241 235 244 245 261 250 260 253 259 253 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 5,950 5,995 6,647 6,972 7,410 7,558 7,459 7,275 7,421 7,377 7,659 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 31% 25% 21% 17% 22% 20% 23% 16% 20% 22% n.a. n.a. n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 69.7 77.6 81.5 84.7 89.7 96.5 99.9 98.8 107.9 111.2 114.5 199 229 262 314 385 Service revenue 64.7 72.2 76.7 77.9 81.4 88.6 92.5 91.0 98.6 101.8 106.2 183 209 242 292 353 EBITDA 31.5 36.7 36.1 36.5 40.0 43.9 41.4 37.4 45.3 46.2 52.6 99 105 134 141 163 EBITDA margin (%) 55.5% 58.9% 56.4% 56.7% 44.6% 45.5% 41.4% 37.8% 42.0% 41.6% 45.9% 49.8% 45.7% 51.2% 44.9% 42.3% EBIT (Operating profit) 17.2 22.2 21.6 21.8 25.0 28.7 25.8 21.5 29.0 49.5 28.9 64 61 81 83 101 CAPEX 3.7 10.2 6.8 16.3 5.3 14.5 13.4 20.7 9.5 16.0 12.4 40 52 52 37 54 MOBILE Total revenue 56.8 62.2 64.0 64.3 65.5 69.1 70.3 71.0 74.8 77.2 79.8 199 229 227 247 276 Service revenue 56.8 62.2 64.0 64.3 65.5 69.1 70.3 71.0 74.8 77.2 79.8 183 209 221 247 276 Data revenue 28.3 30.7 32.3 33.9 35.2 37.4 38.0 38.5 41.8 43.8 46.6 69 87 105 125 149 Customers (mln) 73.7 71.2 70.5 70.6 71.7 71.4 71.6 71.5 73.4 73.9 72.7 66.4 72.6 73.7 70.6 71.5 ARPU (PKR)* 266.3 302.9 333.4 339.7 351.4 378.9 394.2 390.8 415.6 422.5 442.7 n.a. n.a. n.a. n.a. n.a. MOU (min) 231 241 235 244 245 261 250 260 253 259 253 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 5,950 5,995 6,647 6,972 7,410 7,558 7,459 7,275 7,421 7,377 7,659 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 31% 25% 21% 17% 22% 20% 23% 16% 20% 22% n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 66% 66% 67% 67% 67% 67% 67% 69% 70% 71% 72% 59% 55% 65% 67% 69% 4G mobile customer penetration (3 Months active) 58% 59% 61% 62% 64% 66% 69% 71% 73% 74% 76% 38% 48% 56% 62% 71% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * ARPU definition now represents average revenue from customer

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 228 235 238 217 188 236 250 251 257 286 299 933 1,055 971 919 925 Service revenue 227 234 236 215 185 234 247 249 254 283 296 928 1,048 965 911 915 EBITDA 135 139 152 116 95 140 144 140 143 166 172 630 704 575 541 518 EBITDA margin (%) 59.0% 59.1% 63.6% 53.5% 50.5% 59.2% 57.7% 55.6% 55.5% 58.2% 57.3% 67.5% 66.8% 59.2% 58.9% 56.1% EBIT (Operating profit) 100 103 109 77 55 104 106 103 100 119 120 470 535 387 389 368 CAPEX 21 38 44 70 28 57 64 102 58 95 102 179 204 176 174 251 MOBILE Total revenue 212 218 222 200 172 216 228 229 232 239 248 869 980 902 852 845 Service revenue 212 218 222 200 172 216 228 229 232 239 248 869 980 902 852 845 Data revenue 127.3 132.1 136.1 127.7 104.0 132.8 145.1 149.9 150.5 155.9 160.7 489 590 542 523 532 Customers (mln) 24.3 24.1 24.1 23.9 23.9 23.4 23.3 23.0 22.7 22.4 22.5 25.9 26.2 24.8 23.9 23.0 ARPU (USD) 2.9 3.0 3.1 2.8 2.4 3.1 3.3 3.4 3.5 3.9 4.2 n.a. n.a. n.a. n.a. n.a. MOU (min) 314 320 311 303 308 306 300 298 290 295 288 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 9,760 9,914 10,333 9,570 9,600 10,687 11,209 11,478 11,631 12,859 13,265 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 19% 14% 13% 14% 11% 20% 16% 18% 16% 15% 10% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 12 12 13 12 10 12 13 13 13 13 13 59 68 58 49 48 Service revenue 12 12 13 12 10 12 13 13 13 13 13 59 68 58 49 48 Broadband revenue 0 0 0 0 0 0 0 0 0 0 0 38 43 10 0 0 Customers (mln) 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.1 1.2 1.2 1.2 1.1 Broadband ARPU (USD) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 n.a n.a n.a n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 8,346 8,609 8,711 7,921 7,169 9,425 10,267 10,413 10,720 11,857 12,429 25,158 28,748 31,092 33,588 37,274 Service revenue 8,294 8,549 8,637 7,839 7,080 9,328 10,163 10,303 10,595 11,728 12,298 25,020 28,571 30,893 33,319 36,874 EBITDA 4,921 5,085 5,542 4,228 3,627 5,585 5,924 5,789 5,955 6,898 7,126 16,979 19,196 18,301 19,775 20,925 EBITDA margin (%) 59.0% 59.1% 63.6% 53.4% 50.6% 59.3% 57.7% 55.6% 55.6% 58.2% 57.3% 67.5% 66.8% 58.9% 58.9% 56.1% EBIT (Operating profit) 3,656 3,767 3,979 2,795 2,098 4,162 4,361 4,271 4,187 4,925 4,965 12,678 14,584 12,384 14,196 14,892 CAPEX 780 1,395 1,616 2,573 1,072 2,276 2,625 4,252 2,422 3,932 4,254 4,851 5,551 5,960 6,364 10,225 MOBILE Total revenue 7,742 7,973 8,128 7,311 6,571 8,617 9,384 9,480 9,707 9,914 10,282 23,418 26,712 28,865 31,153 34,053 Service revenue 7,742 7,973 8,128 7,311 6,571 8,617 9,384 9,480 9,707 9,914 10,282 23,418 26,712 28,865 31,153 34,053 Data revenue 4,655 4,832 4,976 4,669 3,976 5,293 5,971 6,214 6,285 6,470 6,674 13,191 16,092 17,333 19,132 21,454 Customers (mln) 24.3 24.1 24.1 23.9 23.9 23.4 23.3 23.0 22.7 22.4 22.5 25.9 26.2 24.8 23.9 23.0 ARPU (UAH) 105.7 110.5 111.9 102.4 92.8 123.7 136.7 139.2 144.1 163.2 172.7 n.a. n.a. n.a. n.a. n.a. MOU (min) 314 320 311 303 308 306 300 298 290 295 288 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 9,760 9,914 10,333 9,570 9,600 10,687 11,209 11,478 11,631 12,859 13,265 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 19% 14% 13% 14% 11% 20% 16% 18% 16% 15% 10% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 437 449 464 424 374 490 546 540 564 556 555 1,602 1,859 1,834 1,774 1,951 Service revenue 437 449 464 424 374 490 546 540 564 556 555 1,602 1,859 1,834 1,774 1,951 Broadband revenue n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a 1,030 1,180 297 0 0 Customers (mln) 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.1 1.2 1.2 1.2 1.1 Broadband ARPU (UAH) n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a Additional KPI's 4G network coverage 94% 94% 95% 95% 95% 95% 96% 96% 96% 96% 96% 86% 90% 94% 95% 96% 4G mobile customer penetration 55% 56% 59% 62% 63% 62% 63% 63% 63% 65% 67% 36% 46% 53% 62% 63% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * ARPU definition now represents average revenue from customer

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 175 188 204 208 214 224 224 193 188 201 213 479 569 636 775 854 Service revenue 169 182 199 199 209 217 217 184 180 187 188 470 550 613 749 827 EBITDA 92 104 118 107 118 125 106 93 95 100 115 265 307 321 421 442 EBITDA margin (%) 52.5% 55.4% 57.6% 51.5% 55.3% 55.8% 47.3% 48.3% 50.4% 49.6% 53.9% 55.3% 54.0% 50.4% 54.3% 51.8% EBIT (Operating profit) 67 84 92 81 92 97 78 66 56 70 85 160 196 212 325 332 CAPEX 16 26 33 92 19 31 56 73 24 44 57 119 135 122 166 178 MOBILE Total revenue 115 123 139 136 145 163 155 149 143 147 147 401 478 462 514 612 Service revenue 115 123 139 136 145 163 155 149 143 147 147 392 459 457 514 612 Data revenue 81.0 88.0 104.1 102.9 110.2 113.4 107.6 102.1 106.5 108.8 108.0 199 265 302 376 433 Customers (mln) 10.6 10.8 11.0 11.1 11.2 11.4 11.6 11.6 11.6 11.7 11.9 9.5 9.9 10.6 11.1 11.6 ARPU (USD)* 4.1 4.4 4.8 4.7 4.9 5.0 4.7 4.5 4.4 4.5 4.5 n.a. n.a. n.a. n.a. n.a. MOU (min) 144 152 147 141 129 137 130 121 105 110 102 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 17,893 17,224 17,547 18,505 19,118 18,529 18,410 19,962 19,974 20,689 21,890 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 25% 19% 20% 25% 22% 19% 20% 24% 25% 21% 27% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 43 46 45 46 48 50 57 14 14 15 14 78 91 129 180 169 Service revenue 43 46 45 46 48 50 57 14 14 15 14 78 91 129 180 169 Broadband revenue 0 0 0 0 0 0 0 0 0 0 0 34 42 10 0 0 Customers (mln) 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.5 0.6 0.6 0.7 0.7 Broadband ARPU (USD) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 n.a n.a n.a n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 79,417 84,452 93,026 96,667 96,397 100,315 106,830 96,347 95,726 103,466 113,969 197,775 242,509 293,057 353,562 399,889 Service revenue 76,947 81,780 90,395 92,734 93,996 97,202 103,468 92,180 91,587 96,023 100,999 194,071 234,259 282,396 341,856 386,847 EBITDA 41,702 46,820 53,730 49,815 53,294 55,956 50,535 46,582 48,582 51,326 61,416 109,373 131,060 147,793 192,067 206,368 EBITDA margin (%) 52.5% 55.4% 57.8% 51.5% 55.3% 55.8% 47.3% 48.3% 50.8% 49.6% 53.9% 55.3% 54.0% 50.4% 54.3% 51.6% EBIT (Operating profit) 30,560 37,777 42,014 37,892 41,250 43,467 37,184 32,936 29,166 36,089 45,770 66,320 83,508 97,851 148,243 154,837 CAPEX 7,143 11,625 14,954 42,205 8,346 13,822 26,975 36,543 12,200 22,518 30,629 49,495 57,667 56,766 75,927 85,686 MOBILE Total revenue 52,360 55,412 63,418 63,352 65,393 72,873 74,118 74,401 72,807 75,509 78,813 165,489 203,738 212,781 234,543 286,785 Service revenue 52,360 55,412 63,418 63,352 65,393 72,873 74,118 74,401 72,807 75,509 78,813 161,873 195,583 210,159 234,543 286,785 Data revenue 36,803.4 39,487.5 47,376.4 47,957.8 49,634.9 50,762.7 51,423.5 51,018.2 54,274.2 55,929.1 57,907.5 82,383 113,045 139,092 171,625 202,839 Subscribers (mln) 10.6 10.8 11.0 11.1 11.2 11.4 11.6 11.6 11.6 11.7 11.9 9.5 9.9 10.6 11.1 11.6 ARPU (KZT)* 1,844.4 1,975.5 2,189.0 2,208.5 2,196.2 2,260.5 2,250.4 2,246.8 2,237.5 2,326.6 2,391.6 n.a. n.a. n.a. n.a. n.a. MOU (min) 144 152 147 141 129 137 130 121 105 110 102 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 17,893 17,224 17,547 18,505 19,118 18,529 18,410 19,962 19,974 20,689 21,890 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 25% 19% 20% 25% 22% 19% 20% 24% 25% 21% 27% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 19,776 20,492 20,437 21,391 21,547 22,466 27,154 7,006 7,309 7,539 7,756 32,286 38,771 59,758 82,095 78,172 Service revenue 19,776 20,492 20,437 21,391 21,547 22,466 27,154 7,006 7,309 7,539 7,756 32,198 38,676 59,714 82,095 78,172 Broadband revenue n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a 14,572 17,716 4,478 0 0 Customers (mln) 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.5 0.6 0.6 0.7 0.7 Broadband ARPU (KZT) n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a n.a Additional KPI's 4G network coverage 88% 88% 89% 89% 89% 90% 90% 92% 92% 92% 92% 76% 81% 87% 89% 92% 4G mobile customer penetration 69% 71% 73% 73% 76% 76% 77% 76% 76% 75% 77% 54% 64% 68% 73% 76% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * ARPU definition now represents average revenue from customer

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 138 144 146 141 141 141 123 115 111 117 117 537 564 576 570 520 Service revenue 136 142 144 140 139 139 122 114 110 115 115 527 553 566 561 514 EBITDA 50 54 56 53 44 52 50 34 38 88 49 228 235 210 214 180 EBITDA margin (%) 36.3% 37.8% 38.5% 37.8% 31.2% 37.3% 40.3% 29.8% 33.9% 75.6% 42.1% 42.4% 41.6% 36.5% 37.6% 34.7% EBIT (Operating profit) (4) (0) 5 43 (7) 3 2 (8) (8) 41 3 74 57 115 45 -10 CAPEX 30 37 20 18 14 21 17 17 7 6 7 126 88 196 105 68 MOBILE Total revenue 136 142 143 138 139 137 121 114 109 112 105 537 564 568 559 511 Service revenue 136 142 143 138 139 137 121 114 109 112 105 527 553 565 559 511 Data revenue 46.7 50.7 53.0 50.7 47.8 46.6 35.6 34.3 35.2 35.5 28.4 133 160 184 201 164 Customers (mln) 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.8 35.0 34.8 34.7 33.2 35.1 37.6 40.4 35.8 ARPU (USD)* 1.2 1.2 1.2 1.2 1.1 1.1 1.0 1.0 1.0 1.1 1.1 n.a. n.a. n.a. n.a. n.a. MOU (min) 162.4 161.7 156.3 149.2 146.5 145.3 150.8 152.6 148.2 155.9 155.0 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 5,166 5,645 5,906 4,971 4,818 4,435 4,565 6,169 6,425 7,605 7,977 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 27% 32% 38% 37% 31% 43% 25% 12% 10% 15% n.a. n.a. n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 14.6 15.4 15.9 15.6 15.4 16.0 14.5 13.8 13.5 14.2 14.2 45.6 47.9 53.7 61.5 59.8 Service revenue 14.4 15.2 15.6 15.4 15.3 15.9 14.4 13.6 13.4 14.0 14.0 44.7 47.1 52.8 60.5 59.1 EBITDA 5.3 5.8 6.1 5.9 4.8 6.0 5.9 4.1 4.6 10.7 6.0 19.3 20.0 19.6 23.1 20.8 EBITDA margin (%) 36.3% 37.8% 38.5% 37.8% 31.1% 37.3% 40.3% 29.8% 33.9% 75.6% 42.1% 42.4% 41.6% 36.4% 37.6% 34.7% EBIT (Operating profit) (0.4) (0.0) 0.6 4.8 (0.8) 0.4 0.3 (1.0) (1.0) 5.0 0.3 6 5 11 5 -1 CAPEX 3.1 4.0 2.2 2.0 1.6 2.4 2.0 2.0 0.8 0.7 0.8 11 8 18 11 8 MOBILE Total revenue 14.4 15.2 15.6 15.2 15.3 15.6 14.3 13.6 13.3 13.6 12.8 45.6 47.9 53.0 60.3 58.8 Service revenue 14.4 15.2 15.6 15.2 15.3 15.6 14.3 13.6 13.3 13.6 12.8 44.7 47.1 52.7 60.3 58.8 Data revenue 4.9 5.4 5.8 5.6 5.2 5.3 4.2 4.1 4.3 4.3 3.5 11.3 13.6 17.3 21.7 18.9 Customers (mln) 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.8 35.0 34.8 34.7 33.2 35.1 37.6 40.4 35.8 ARPU (BDT)* 126 130 132 127 125 128 121 123 125 134 134 n.a. n.a. n.a. n.a. n.a. MOU (min) 162 162 156 149 147 145 151 153 148 156 155 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 5,166 5,645 5,906 4,971 4,818 4,435 4,565 6,169 6,425 7,605 7,977 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 27% 32% 38% 37% 31% 43% 25% 12% 10% 15% n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 82% 83% 86% 87% 88% 89% 90% 92% 92% 92% 92% 60% 69% 81% 87% 92% 4G mobile customer penetration (3 Months active) 45% 46% 49% 50% 52% 52% 51% 50% 51% 52% 54% 24% 34% 43% 50% 50% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * ARPU definition now represents average revenue from customer

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 63 66 65 75 67 67 70 70 73 75 77 198 194 233 269 273 Service revenue 63 66 65 74 66 66 70 69 72 74 76 197 193 233 268 272 EBITDA 28.2 27.3 23.1 33.6 24.5 23.5 25.0 27.5 27.5 28.3 26.7 68 89 124 112 100 EBITDA margin (%) 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 39.4% 37.9% 37.9% 34.4% 34.5% 45.9% 53.4% 41.8% 36.8% EBIT (Operating profit) 25.0 16.1 11.9 24.7 15.1 10.3 11.9 15.5 13.2 14.1 11.5 29 53 81 78 53 CAPEX 8 28 8 17 42 17 10 50 9 29 11 52 36 61 61 119 MOBILE Total revenue 61 62 63 71 64 64 67 65 65 67 67 196 193 227 257 260 Service revenue 61 62 63 71 64 64 67 65 65 67 67 196 193 227 257 260 Data revenue 44.5 45.9 48.0 50.1 49.5 49.5 52.8 53.6 46.8 49.7 51.0 111.0 122.4 161.1 188.4 205.4 Customers (mln) 8.4 8.6 8.7 8.4 8.2 8.1 8.2 8.3 8.2 7.9 7.7 6.8 7.1 8.4 8.4 8.3 ARPU (USD)* 2.5 2.5 2.5 2.9 2.6 2.7 2.8 2.8 2.9 3.0 3.2 n.a. n.a. n.a. n.a. n.a. MOU (min) 452 471 482 446 443 455 454 443 419 438 441 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 9,082 9,569 10,249 11,023 11,741 11,558 12,215 13,354 14,389 15,888 18,264 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 45% 40% 45% 47% 38% 40% 42% 45% 58% 67% 64% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 1.1 0.9 0.8 0.1 0.0 Service revenue 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 1.1 0.9 0.8 0.1 0.0 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 FY20 FY21 FY22 FY23 FY24 Total revenue 720 750 768 921 830 843 886 896 939 958 968 1,985 2,057 2,575 3,158 3,454 Service revenue 720 749 768 909 828 841 882 890 934 951 955 1,978 2,053 2,572 3,146 3,441 EBITDA 320 312 275 412 305 298 316 352 355 363 334 680 944 1,372 1,319 1,271 EBITDA margin (%) 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 39.3% 37.9% 37.9% 34.5% 34.2% 45.9% 53.3% 41.8% 36.8% EBIT (Operating profit) 283.5 183.6 142.4 302.7 188.2 130.2 150.2 199.1 170.6 181.5 144.0 285 559 889 912 668 CAPEX 87 326 96 208 527 212 131 644 115 366 139 529 379 681 718 1,514 MOBILE Total revenue 696 713 748 866 798 808 849 839 837 856 839 1,970 2,044 2,511 3,024 3,294 Service revenue 696 713 748 866 798 808 849 839 837 856 839 1,967 2,043 2,511 3,024 3,294 Data revenue 504.4 524.8 569.8 615.1 617.0 626.9 668.5 687.5 605.3 638.3 637.4 1,114 1,299 1,780 2,214 2,600 Customers (mln) 8.4 8.6 8.7 8.4 8.2 8.1 8.2 8.3 8.2 7.9 7.7 6.8 7.1 8.4 8.4 8.3 ARPU (UZS)* 28,100 29,016 29,183 35,022 32,726 33,788 35,486 35,490 37,369 39,000 39,850 n.a. n.a. n.a. n.a. n.a. MOU (min) 452 471 482 446 443 455 454 443 419 438 441 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 9,082 9,569 10,249 11,023 11,741 11,558 12,215 13,354 14,389 15,888 18,264 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 45% 40% 45% 47% 38% 40% 42% 45% 58% 67% 64% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 1.2 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 11 9 8 1 0 Service revenue 1.2 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 11 9 8 1 0 Additional KPI's 4G network coverage 78% 78% 85% 85% 86% 88% 89% 89% 89% 90% 91% 52% 62% 78% 85% 89% 4G mobile customer penetration (3 Months active) 68% 69% 71% 73% 74% 74% 74% 74% 74% 74% 75% 46% 61% 66% 73% 74% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * ARPU definition now represents average revenue from customer